# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MKDWELL Tech Inc., CIK 0001991332
CUSIP: G6209W124
Title of class of securities: Ordinary shares with no par value
Address of issuer's principal executive offices: 1F, No. 6-2, Duxing Road,, Hsinchu Science Park, Hsinchu City, Taiwan (F5), 300096
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002110889

## Reporting persons
- Ya-Hui Wu: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 183,334; shared voting power 0; sole dispositive power 183,334; shared dispositive power 0; aggregate amount beneficially owned 183,334 (4.3% of the class)
  Comment: Represents Ordinary Shares held by the Reporting Person.

## Item 1. Issuer
Name of issuer: MKDWELL Tech Inc.
Address of issuer's principal executive offices: 1F, No. 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300096, Taiwan

## Item 2. Person Filing
Name of person filing: Ya-Hui Wu (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person, who is an employee of the Issuer, is 1F, No. 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300096, Taiwan.
Citizenship: Taiwan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date of this filing, the Reporting Person beneficially owned 183,334 Ordinary shares with no par value of the Issuer (the "Shares").
Percent of class:
As of the latest calendar quarter of March 31, 2026, based upon 3,548,702 of the Issuer's Ordinary Shares outstanding as set forth in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on January 28, 2026, the Reporting Person may be deemed to beneficially own 5.2% of the outstanding Shares.

As of the date of this filing, the aggregate percentage of Shares owned by the Reporting Person is based upon 4,258,442 of the Issuer's Ordinary Shares outstanding as of April 22, 2026, as set forth in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on April 22, 2026. As of the date of this filing, the Reporting Person may be deemed to beneficially own 4.3% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ya-Hui Wu: /s/ Ya-Hui Wu, Ya-Hui Wu (04/23/2026)